UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Major Shareholding

November 10, 2010 - 8:00 a.m. CET

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, November 10, 2010 - Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold of 3% being crossed by Silchester International Investors LLP as a result of internal transfers between Silchester entities and that it owns 4.91% of Delhaize Group’s voting rights as follows:

Holders of Voting Rights	Number of voting rights of the previous notification	Percentage Held previous notification	Number of Voting Rights	Percentage Held
Stephen C. Butt	0	0	0	0%
Silchester Partners Limited	3 096 267	3.05%	0	0%
Silchester International Investors LLP	0	0	4 978 693	4.91%
Total:	3 096 267	3.05%	4 978 693	4.91%

According to the notification that Delhaize Group received from Silchester on November 5, 2010, Silchester International Investors Limited changed its name to Silchester Partners Limited and transferred its regulated investment management business to Silchester International Investors LLP on November 1, 2010.

Silchester International Investors LLP is controlled by Silchester Partners Limited, which holds over 90% of its capital interests. Stephen C. Butt, Silchester’s Chairman and Chief Investment Officer, and his family control approximately 50.5% of the shares of Silchester Partners Limited.

From November 1, 2010 onwards, Silchester International Investors LLP acts as the fully discretionary investment manager for a number of funds, such as Silchester International Investors International Value Equity Taxable Trust, Silchester International Investors International Value Equity Group Trust, Silchester International Investors Tobacco Free International Value Equity Trust, Silchester International Investors International Value Equity Trust and The Cavella Trust.

Silchester International Investors LLP has sole and exclusive proxy voting authority over the Delhaize Group voting rights that are the subject of this disclosure. The notification mentioned however that Silchester International Investors LLP does not act as custodian, and therefore the Delhaize Group shares are not held in its name.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the third quarter of 2010, Delhaize Group’s sales network consisted of 2 760 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues and EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:     + 32 2 412 83 62

Aurélie Bultynck: + 32 2 412 83 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: November 12, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President